Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

Telephone (801) 363-7411

Branden T. Burningham, Esq.

Fax (801)355-7126

Bradley C. Burningham, Esq.

          email lwb@burninglaw.com

May 13, 2013

Geo Point Technologies, Inc.

2319 Foothill Drive, Suite 160

Salt Lake City, Utah 84109

Re:

Reverse split of the shares of common stock of Geo Point Technologies, Inc., a Utah corporation (the “Company”)

Gentlemen:

I have been retained to render an opinion as to the ability of a Utah corporation to effect a reverse split of its issued and outstanding common stock without a meeting of its stockholders or the consent of a majority of its outstanding voting securities.

I understand that this reverse split will be accomplished by resolution of the Board of Directors without the creation of fractional shares, and this opinion is premised on these facts.  In my opinion, this action would follow the legal precedent of Seed Products International, Inc. v. Owen, 768 P.2d 973 (Utah App. 1989) (“Owen”).

In Owen, the Utah Court of Appeals discussed the types of corporate actions for which an amendment to the corporation’s Articles of Incorporation must be filed.  The court relied on the long-standing precedent of Jackson v. Crown Point Mining Co., 59 P. 238 (1899), in which the Utah Supreme Court held that an amendment to a corporation’s Articles of Incorporation needs to be filed only in cases of “fundamental corporate changes, i.e., those that alter the character of a corporation, add or diminish the scope of its powers, or violate state policy.”  768 P.2d at 975.

The Owen court concluded that the 20 to 1 reverse split of Seed Products’ stock did not meet the “fundamentality” requirement of Jackson and that the requirement of filing an amendment to its Articles of Incorporation did not apply.  768 P.2d at 975.

The Utah Legislature has substantially revised the Utah Business Corporation Act in the period following the issuance of the Owen decision in 1989.  The Utah Revised Business Corporation Act (the “Revised Act”) was promulgated in 1992, a full three years after Owen.  It is thus apparent that, if the Legislature had wanted to overrule Owen through legislation, it could have done so in the Revised Act.

May 13, 2013

The Revised Act neither imposes nor specifically denies the requirement that a corporation amend its Articles of Incorporation in connection with a reverse split of its stock.  This lack of legislation three years following Owen, when it was still a fairly recent and “fresh” case, suggests that the Legislature had no desire to overrule the precedent of that case.

Nor has Owen been overruled by the Utah courts.  It remains as valid as it was when the decision was issued.

The Revised Act does not require stockholder approval of reverse splits of a corporation’s stock.  Section 16-10a-1003 discusses certain corporate actions that require such approval.  However, this Section is inapplicable to the Company’s reverse split for two reasons:  (i) it pertains only to an amendment of the Articles of Incorporation, which, as shown above, is not necessary here; and (ii) even if Section 16-10a-1003 otherwise applied to this transaction, the only reverse split-related event for which the Section requires a stockholder vote is triggered when fractional shares are created, and I understand that no fractional shares will be created here.

Also, see Section 623 of the Revised Act, regarding share dividends, indicating that the State of Utah did not adopt the ABA commentators’ comments that a reverse split requires an amendment to the Articles of Incorporation.

Please contact me if you have any questions or comments.

Yours very sincerely,

/s/Leonard W. Burningham

Leonard W. Burningham

LWB/st